Form 51-102F3
Material Change Report

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1. Name and Address of Company

Bronx Ventures Inc.

(formerly Lucky 1 Enterprises Inc.)

#600 – 1199 West Hastings Street

Vancouver, B.C. V6E 3T5

2. Date of Material Change

December 20, 2005.

3. News Release

News release was issued on December 20, 2005 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4. Summary of Material Change

Further to its News Release dated November 22, 2005, Bronx Ventures Inc (“Bronx” or the “Company”) is pleased to announce that the Company has closed the Flow-Through share financing with respect to the funding of an additional Diamond Drilling Program on the Company’s Extra High Property which is located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 kilometers northeast of Kamloops, B.C.

5. Full Description of Material Change

Further to its News Release dated November 22, 2005, Bronx Ventures Inc (“Bronx” or the “Company”) is pleased to announce that the Company has closed the Flow-Through share financing with respect to the funding of an additional Diamond Drilling Program on the Company’s Extra High Property which is located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 kilometers northeast of Kamloops, B.C.

The Company has issued an aggregate of 37,500 Flow-Through share units of the Company at $2.00 per unit to two directors for total proceeds to the Company of $75,000. Each unit consists of one Flow-Through common share in the capital of the Company and one warrant to purchase an additional Flow-Through common share in the capital of the Company at the price of Canadian $2.00 per Flow-Through common share for a period of one year. The shares and warrants have a hold period expiring on April 21, 2006.

For more information on the Company, please contact us at telephone number (604) 681-1519;
6th Floor, 1199 West Hastings Street, Vancouver, BC, V6E 3T5; email: info@bronxventures.com; website: www.bronxventures.com.

On Behalf of the Board of
Bronx Ventures Inc.
(formerly Lucky 1 Enterprises Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian
President

The statements made in this News Release may contain forward-looking statements, including but not limited to comments regarding the timing and content of upcoming work programs, that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

No information has been omitted.

8. Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9. Date of Report

This report is dated the 20th day of December, 2005.